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                                                                    EXHIBIT (b)2

                                                                    CONFIDENTIAL


                           MADISON CAPITAL FUNDING LLC

                                   May 9, 2003



The Riverside Company
455 Market Street
Suite 1520
San Francisco, CA 94105-2420
Attention: Loren Schlachet


         Re:   Commitment Letter

Madison Capital Funding LLC ("Madison") is pleased to advise you, The Riverside Company (the "Sponsor"), that it is wll1ing to commit $24,500,000 (the "Commitment") toward senior secured credit facilities (the "Facilities") consisting of a $10,000.000 term A loan facility, a $8,500,000 term B loan, facility and a $6,000,000 revolving credit facility for your acquisition of all or substantially all of the capital stock of The Dwyer Group, Inc. (the "Borrower"). The Commitment is subject to the terms and conditions of this commitment letter (the "Commitment Letter"), the attached term sheet (the "Term Sheet"), and the attached fee letter (the "Fee Letter").

Upon your acceptance of this Commitment Letter, Madison intends to act as arranger to form a group of financial institutions (together with Madison, the "Lenders"), for which Madison will act as agent (in such capacity the "Agent"), to provide a portion of the Facilities. You authorize Madison and its affiliates to commence syndication efforts immediately and agree to actively assist Madison in achieving a syndication that is satisfactory to Madison and you. Madison reserves the right to allocate the commitments offered by the Lenders.

In addition to the conditions to funding or closing set forth in the Term Sheet, the Commitment is subject to, among other conditions, (i) the satisfactory completion of due diligence with respect to the Borrower, including, without limitation, a satisfactory review of proposed organization and legal structure, tax, labor, ERISA, insurance, significant contracts (including, without limitation, franchise agreements), (ii) the negotiation and execution of a definitive credit agreement, intercreditor agreement, and other related loan and security documents satisfactory to Madison, (iii) there being no material adverse change (in the reasonable opinion of Madison) in the business, assets, properties, results of operations, condition (financial or otherwise) or prospects of the Borrower since March 31, 2003, and (iv) there not having occurred and being continuing a material disruption of or material adverse change in the financial, banking or capital markets generally affecting credit facilities similar to the Facilities which, in Madison's reasonable judgment, could reasonably be expected to materially impair the syndication of the Facilities.

You hereby represent and covenant that (a) all information (other than projections) that has been or will be made available to Madison by you or any of your representatives is or will be complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) all projections that have been or will be made available to Madison by you or any of your representatives have been or will be prepared in good faith based upon assumptions you believe to be reasonable (it being understood that projections are subject to uncertainties and contingencies, many of which are beyond your control, and that no


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assurance can be given that such projections will be realized). You understand that in arranging and syndicating the Facilities, we may use and rely on the information and projections without independent verification thereof.

You hereby agree to indemnify and hold harmless Madison and its affiliates and their respective directors, officers, employees and affiliates (each an "indemnified person") from and against any and all losses, claims, damages, liabilities, actions or other proceedings and expenses (collectively "indemnified liabilities") that arise out of, result from or in any way relate to this Commitment Letter or the providing or syndication of the Facilities, and to reimburse each indemnified person, upon its demand, for any legal or other expense incurred in connection with investigating, defending or participating in any such indemnified liability (whether or not such indemnified person is a party to any action or proceeding out of which any such expenses arise), other than any of the foregoing incurred to the extent incurred by reason of the gross negligence or willful misconduct of such indemnified person. No indemnified person shall be responsible or liable to you or any of your affiliates for any consequential, punitive or exemplary damages which may be alleged in connection with this Commitment Letter or the Facilities or the syndication thereof. Your obligations under this paragraph shall expire upon the execution and delivery by the Borrower and Madison of definitive loan documentation, but otherwise will survive the termination of this Commitment Letter.

The reasonable out-of-pocket costs and expenses (including legal fees and expenses) incurred by Madison in connection with the Facilities shall be payable upon demand by (x) you, if the transactions contemplated hereby are not consummated and (y) the Borrower, if the transactions contemplated hereby are consummated. The fees payable to Madison in connection with the Facilities are set forth in the Fee Letter.

The terms contained in this Commitment Letter, the Fee Letter and the Term Sheet are confidential and, except for disclosure to the board of director or managers and executive officers of Sponsor and Borrower, to professional advisors retained by Sponsor and Borrower in connection with this Transaction or as may be required by law or court order, may not be disclosed in whole or in part to any other person or entity without Madison's prior written consent. No disclosure permitted above shall create any third-party beneficiary as to the Commitment. This paragraph shall survive any termination of this Commitment Letter.

This Commitment Letter will terminate on May 13, 2003, unless on or before that date you sign and return an enclosed counterpart of this Commitment Letter and the Fee Letter, and it will expire on September 30, 2003, if the Facilities have not closed on or before that date.

If the foregoing is satisfactory to you, please indicate your agreement and acceptance below and return a copy of this Commitment Letter to us, together with the signed Fee Letter. Upon our receipt of such deliveries, this Commitment Letter shall become a binding agreement under Illinois law as of the date so accepted.


                                      -2-

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We look forward to working with you towards a successful closing of the
Facilities.

                                   Sincerely,

                                   Madison Capital Funding LLC

                                   By: /s/ CRAIG H. LACY
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                                       Authorized Representative


Agreed and Accepted:

The Riverside Company

By:    /s/ LOREN SCHLACHET
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Title: Vice President
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